January 31, 2020

VIA EDGAR

Mr. David Manion
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Guggenheim Strategic Opportunities Fund (File Nos. 811-21982; 333-230474)
Guggenheim Taxable Municipal Managed Duration Trust (File Nos. 811-22437; 333-233605)
Guggenheim Enhanced Equity Income Fund (File No. 811-21681)
(collectively, the “Registrants”)

Dear Mr. Manion:

On behalf of the Registrants, we wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (“SEC”) staff conveyed via telephone conversation between you and me as well as Michael P. Megaris and James M. Howley from the Registrants and Julien Bourgeois and James V. Catano from Dechert LLP on January 2, 2020. These comments pertain to your review pursuant to the Sarbanes-Oxley Act of 2002 of the annual reports filed on Form N-CSR for each Registrant, relating to fiscal years-ended December 31, 2018 or May 31, 2019, as applicable. A summary of the SEC staff’s comments, followed by the responses of the applicable Registrant(s), is set forth below.

Comment 1:
Please indicate in your response whether the Guggenheim Strategic Opportunities Fund invests in loans that it characterizes as “covenant lite” loans. If so, please consider adding or revising related disclosures in the prospectus and notes to the financial statements, as may be warranted.

Response:
A portion of the Registrant’s investments in loans and similar debt obligations is sometimes referred to as “covenant lite” loans or obligations. The Registrant will include related disclosures in subsequent registration statements and shareholder reports.

Comment 2:
Please consider adding disclosure to the prospectus and notes to the financial statements for the Guggenheim Strategic Opportunities Fund with respect to the status of bank loans as “securities” under the Securities Act of 1933 and the application of anti-fraud provisions thereunder.

Response:	The Registrant will include such disclosures in subsequent registration statements and shareholder reports.

Comment 3:
Please confirm in your response whether the Guggenheim Strategic Opportunities Fund received significant “other income” (as this term is used for purposes of applicable provisions of Regulation S-X) from its investments in loans. If so, please disclose the amount received separately and describe the accounting policies used for recognition of such income in future shareholder reports.

Response:
The “other income” that Guggenheim Strategic Opportunities Fund received from its investments in loans was not considered significant. We will disclose in future shareholder reports the accounting policies used for the recognition of such income and, when significant, the amount received.

Comment 4:
In the Registrants’ Form N-CEN filings, the reporting of management fees and net annual operating expenses in response to Items D.8 and D.9 of Form N-CEN, respectively, should be made by including a percentage of net assets, rather than a decimal. Please amend the Form N-CEN filings for Guggenheim Strategic Opportunities Fund and Guggenheim Taxable Municipal Managed Duration Trust, accordingly.

Response:
Guggenheim Strategic Opportunities Fund and Guggenheim Taxable Municipal Managed Duration Trust have filed amendments to their respective Form N-CEN filings for their fiscal year-ended May 31, 2019 in response to this comment. Each Registrant will respond to Items D.8 and D.9 of Form N-CEN accordingly in future filings.

Comment 5:
In the Registrants’ Form N-CEN filings, the reporting of net annual operating expenses in response to Item D.9 of Form N-CEN should include “interest expenses” (as this term is used for purposes of applicable provisions of Regulation S-X). Please amend the Form N-CEN filings for Guggenheim Strategic Opportunities Fund and Guggenheim Taxable Municipal Managed Duration Trust, accordingly.

Response:
Guggenheim Strategic Opportunities Fund and Guggenheim Taxable Municipal Managed Duration Trust have filed amendments to their respective Form N-CEN filings for their fiscal year-ended May 31, 2019 in response to this comment. Each Registrant will respond to Item D.9 of Form N-CEN accordingly in future filings.

* * *

Please call Julien Bourgeois at Dechert LLP at 202.261.3451 or James V. Catano at Dechert LLP at 202.261.3376 with any questions or comments regarding this letter, or if they may assist you in any way.

Sincerely,

/s/ John L. Sullivan
John L. Sullivan
Chief Financial Officer, Chief Accounting Officer and Treasurer
Guggenheim Strategic Opportunities Fund
Guggenheim Taxable Municipal Managed Duration Trust
Guggenheim Enhanced Equity Income Fund